Exhibit 99.5

STIPULATION AND AGREEMENT

THIS STIPULATION AND AGREEMENT (the “Agreement”) is made and entered into as of the 17th day of July, 2012, by and among CDC Corporation, as debtor and debtor-in- possession (“CDC”), and Rajan Vaz (“Vaz”). CDC and Vaz are referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

On October 4, 2011, CDC filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C §§ 101-1532 (as amended, the “Bankruptcy Code”), Case No. 11-79079-PWB (the “Bankruptcy Case”) pending in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”).

On April 12, 2012, Vaz filed Claim No. 27 in the Bankruptcy Case in the total amount of $29,421,631.00 (the “Claim”).

On May 2, 2012, the Bankruptcy Court entered an order (Docket No. 358) authorizing sales of certain non-Debtor assets of the Debtor’s indirect subsidiaries in the Global Services group of companies and other actions relating to the liquidation of the Global Services group companies pursuant to a certain notice procedure, to the extent authority was required, subject to objection.

In accordance with the order, the Debtor filed several notices regarding the sale of such assets. Specifically, the Debtor filed notices on May 4, 2012, regarding the sale of assets of OST International Corporation (Docket No. 375), Vis.Align, Inc. (Docket No. 376), and DB Professionals, Inc. (Docket No. 377), which are entities in which Debtor has an indirect interest.

Vaz filed objections to such notices, and a hearing was held on May 15, 2012, with respect to the sales and the objection thereto. Vaz’s objection was overruled by the Bankruptcy Court and the sales were approved and an order was entered (Docket No. 413). The sale of Vis.Align, Inc., closed on or about May 16, 2012. On May 29, 2012, Mr. Vaz appealed the order (Docket No. 429).

In light of the pending appeal, the original contracting purchasers (the “Original Contracting Purchasers”) for OST International Corporation and DB Professionals, Inc., declined to promptly close the proposed sales, and in the meantime, Vaz made an unsolicited competing offer to purchase OST International Corporation and DB Professionals, Inc. – as well as Software Galleria, Inc.

In light of the risks, cost, and delay associated with the disputes between the Parties arising out of (1) the Claim; (2) the Bankruptcy Case; (3) the pending appeal of the order authorizing the sales to the Original Contracting Purchasers; and (4) the contention that the offer from Vaz is a higher and better offer for OST International Corporation and DB Professionals, Inc. than that made by the Original Contracting Purchasers, the Parties have reached an agreement for Vaz to place a cap or limit on his Claim and to withdraw his pending appeal if the Debtor consummates the sales to Vaz of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., all in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE for and in consideration of TEN AND NO/100 DOLLARS ($10.00) in hand paid each to the other, the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Limitation on Amount of Claim. Upon consummation of the sales to Vaz (or an entity selected by Vaz) of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., OR, in the event that Sellers are ready, willing and able to timely close those sales, but one or more of the sales fails to close due to no fault of the Sellers, Vaz agrees that his Claim will be limited to the amount of Ten Million and no/100 Dollars (US$10,000,000.00) and that, in no event will his Claim (including any interest or charges under Section 506(c) of the Bankruptcy Code) be allowed in any amount greater than $10,000,000.00, provided, however, that Vaz may assert the full amount of his Claim in setoff or defense of any action for recovery that CDC or its representatives in the Bankruptcy case may file against Vaz. All defenses and objections to the Claim are preserved by the Debtor and by the Official Committee of Equity Security Holders appointed in the Bankruptcy Case, and Debtor in no way acknowledges that the Claim of Vaz is valid in any amount, that the Claim is secured, or that the Claim is entitled to any priority under the Bankruptcy Code. The parties agree that the sum of $10,000,000.00 will be the amount to be used in connection with the Disputed Claim Reserve (as that term is defined in Section 8.2 of CDC’s First Amended Plan of Reorganization) for the disputed Claim of Vaz.

2. Withdrawal of Appeal. Upon the consummation of the sales to Vaz (or an entity selected by Vaz) of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., OR, in the event that Sellers are ready, willing and able to timely close those sales, but one or more of the sales fails to close due to no fault of the Sellers, Vaz agrees that he will promptly file a withdrawal of his Notice of Appeal (Docket No. 429) and shall take no steps to further prosecute his appeal of the Order authorizing the sales to the Original Contracting Purchasers.

3. Certain Representations and Warranties. Each of the Parties represents and warrants to the others, as an inducement for the others to enter into this Agreement, that:

(a) Such Party has read and understands all of the terms and conditions set forth in this Agreement;

(b) Such Party has had the benefit of legal counsel of its own choosing in deciding to execute this Agreement;

(c) Such Party, without promise of benefit other than as set forth herein, is voluntarily entering into this settlement;

(d) There is good and valid consideration to support such Party’s entering into this Agreement and to bind such Party by the terms and conditions of this Agreement; and

(e) Such Party was not coerced, threatened or otherwise forced to sign this Agreement, and its signature appearing below is voluntary and genuine and was duly and validly authorized and given.

4. Parties to Bear Own Costs. Except as otherwise stated in this Agreement, each Party to this Agreement shall bear its own costs (including attorneys’ fees) incurred in connection with the negotiation, preparation and execution of this Agreement and any other agreements, instruments, or documents executed in accordance with the terms of this Agreement.

5. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, and the signature pages from any counterpart may be appended to any other counterpart to assemble fully-executed counterparts. Counterparts of this Agreement also may be exchanged via electronic facsimile machines or computer, and any such electronic transmission of any Party’s signature shall be deemed to be an original signature for all purposes.

6. Entire Agreement. Except for certain asset purchase agreements relating to the proposed sales to Vaz (or an entity selected by Vaz) of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., this Agreement sets forth all of the promises, covenants, agreements, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, each Party specifically warrants that this Agreement is executed without reliance upon any statement or representation by the other Party, except as expressly stated in this Agreement.

7. Amendment. The terms of this Agreement shall not be altered, amended, modified or otherwise changed in any respect except by a writing duly executed by all the Parties.

8. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Parties, and their respective agents, legal representatives, successors, transferees and assigns, including, without limiting the foregoing, any subsequent committee, Chapter 7 Trustee, Chapter 11 Trustee, or plan administrator.

10. Construction. Should any provision of this Agreement require interpretation, the Parties agree that the judicial body or arbitration forum interpreting or construing such provision shall not apply any assumption that the terms of this Agreement shall be more strictly construed against any Party because of the rule of construction that an instrument is to be construed more strictly against the drafting Party, each Party hereby acknowledging and agreeing that all Parties and their respective agents have participated in the preparation of this Agreement.

11. Section Headings: References: Gender and Number. The titles of the Sections herein have been inserted as a matter of convenience and for reference only and shall not control or affect the meaning or construction of any of the terms or the provisions in the Section. Words of any gender used in this Agreement shall be deemed to include the other gender or the neuter, and words in the singular shall be deemed to include the plural and the plural to include the singular when the sense requires.

12. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of Georgia.

13. Bankruptcy Court Jurisdiction. The Bankruptcy Court shall retain jurisdiction over the Parties for enforcement of this Agreement and any and all disputes, controversies, or claims regarding the interpretation, validity, construction or other issue relating to or concerning this Agreement. An action relating to, based upon, or arising from a breach of this Agreement shall be brought only in the Bankruptcy Court which shall retain jurisdiction over the subject matter and the Parties for this purpose.

IN WITNESS WHEREOF, the Parties have at their hands and seals, or their appropriate officer or agent has executed this Agreement, on the date first written above.

CDC Corporation

By:	Joseph Stutz

Its:	General Counsel

Rajan Vaz

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